ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

May 26, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:                    John Reynolds

Pamela Howell

Re:             HD Partners Acquisition Corporation

Amendment No.7 to Registration Statement on Form S-1

File No. 333-130531

Amendment Filed May 23, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are transmitting hereunder proposed changes to Amendment No. 7 (“Amendment No. 7”).

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General Comments

1.                     Please provide a more detailed discussion throughout the prospectus of the financial requirements, including sources of funds, associated with your dissolution. If the company believes that the funds outside the trust would be sufficient to fund the dissolution, please provide disclosure sufficient to support that belief. For example, we note the statement at the top of page 17 that you will pay the costs of dissolution from the remaining assets outside the trust fund. In addition, to the extent that there are insufficient funds held outside the trust account, please disclose whether the company will look to the trust account to fund the dissolution.

Based upon the experience of the Company’s management in prior transactions (along with further inquiry during this IPO process), and having reviewed the amount available outside of the trust account ($1.575 million) and through the line of credit ($750,000) to identify, negotiate, conduct due diligence and finalize a business combination, the Company believes that it will have sufficient funds to also establish a plan of dissolution, prepare and disseminate a proxy statement seeking stockholder approval and dissolve in accordance with the Delaware General Corporation Law (“DGCL”), assuming that it is unable to consummate a business combination within the 24 month maximum time period. The Company has obtained estimates from both general corporate and securities counsel (with regard to the costs involved in preparing a proxy statement and holding a stockholders’ meeting) and Delaware counsel (with regard to the actual adoption of the plan of dissolution and distribution) and believes that the reasonable estimate is approximately $50,000 to $75,000. This is less than 2.5% of the amount held outside of the trust account plus the available amount under the line of credit. The limited recourse line of credit agreement is being amended, along with the disclosure throughout the Registration Statement, to clarify that funds under the line of credit will be available for any and all working capital purposes, including the costs of dissolution and the associated costs of seeking stockholder approval, until the finalization of the dissolution process. A redline draft of this agreement is attached hereto. The Company has added disclosure throughout the Registration Statement to provide for the estimated costs of the dissolution and distribution process. The Company has also added disclosure that the trust account should be insulated from the costs of dissolution and distribution by virtue of the amounts held outside of the trust account, loans available under the limited recourse line of credit agreement, as amended, and the indemnification provided by certain officers and directors..

Summary

2.                    On page 6 of your Summary we note your disclosure that your “revolving line of credit terminates upon the earlier of the completion of a business combination, the implementation of [y]our plan of dissolution and liquidation ...”  Please clarify the meaning of this statement. Does this mean that once the process of dissolution has commenced, the line of credit terminates? If necessary, will funds be provided from the line of credit to pay the costs associated with your dissolution? Your disclosure should be revised throughout the prospectus. Finally, please indicate whether the company will write-off this loan as part of the dissolution as opposed to repaying them prior to the dissolution.

As described in the Company’s response to Comment #1,  the limited recourse line of credit agreement is being amended, along with disclosure throughout the Registration Statement, to clarify that the line of credit will be available for any and all working capital purposes, including the costs of dissolution and the associated costs of seeking stockholder approval, until the finalization of the dissolution process.

The limited recourse line of credit agreement makes it clear that the lenders have no recourse to the trust account. Therefore, by its very terms, the lenders will not be repaid if there are no funds left outside of the trust account.

3.                    On page 9 we note your disclosure that “[p]ursuant to the terms of the trust agreement by and between us and American Stock Transfer and Trust Company, we will promptly dissolve .... as part of our overall plan of dissolution ... “ Please revise to clarify that the overall procedure for your dissolution, including - if true, the liquidation of the trust account, will be governed by Delaware law as discussed elsewhere. Reconcile the disclosure here and throughout the prospectus, as necessary.

The dissolution of the Company and the liquidation of the trust account will be performed in accordance with Delaware law. The trust agreement has been revised to provide for it to be governed by Delaware law. A redlined draft is attached hereto. The Company has added language that the dissolution will be carried out under

Delaware law.

4.                    We note the usage of potential1y vague language throughout your document which should be clarified. For example, “such amounts” on pages 10, 13, and 16; and “certain limited circumstances” on page 15. With respect to these words, please clearly define these terms so that the nature of the obligations assumed is clear.

The Company has reviewed and revised this disclosure to respond to the Staff’s comment on pages 10, 13, 15, 16 and elsewhere to clarify the language.

5.                    Please clarify, on page 10 and elsewhere as appropriate, whether management has undertaken to pay for the dissolution of the company in the event that the costs of dissolution, including any outstanding creditor claims, exceed amounts held outside of the trust. If not, please clarify how the company intends to pay these costs, including a discussion of both the sources of funds and an estimate of the costs.

As described in the Company’s responses to Comments 1 and 2, the Company should have sufficient funds outside of the trust account to satisfy any of the dissolution- related expenses, and furthermore, the limited recourse line of credit is being amended to indicate that management may access any funds available under the line of credit to pay for expenses incurred in the dissolution process. The Company has obtained estimates from both general corporate and securities counsel (with regard to the costs involved in preparing a proxy statement and holding a stockholders’ meeting) and Delaware counsel (with regard to adoption of the actual plan of dissolution and distribution) and believes that the reasonable estimate is approximately $50,000 to $75,000. This is less than 2.5% of the amount held outside of the trust account plus the available amount under the line of credit.

Risk Factors, Page 13

6.                    In Risk Factor 2 on page 13 you disclose that following the dissolution your public stockholders “will be entitled to receive approximately $7.604…” The reference to the shareholders being “entitled” is too strong a word given the ability of creditor claims to reduce the funds available to the public shareholders. Please revise this language as necessary.

As indicated to the Staff in an earlier response, the stockholders are contractually entitled to $7.604 as a matter of contract law. As a result, the Company does not believe that such a statement is inconsistent with advising potential investors of the risks attendant to their investment in this regard. The Company has revised the disclosure in the risk factor and elsewhere to indicate that although investors are entitled to this amount, the return of these funds is subject to the possibility of  creditor claims not otherwise satisfied by the amounts not held in trust, the line of credit or the indemnities.

7.                    In reviewing your disclosures concerning the officer indemnification agreements, the staff noted that the officers would only be liable to pay, if the third party did not execute a waiver agreement waiving claims against the trust. However, elsewhere, including on page 15, we note that even if a third party executes an agreement waiving claims to the trust they may still be able to bring claims against the trust under several legal theories. Please revise your disclosure to indicate whether the indemnification agreement would also cover a circumstance where a waiver agreement was in place but later determined to be invalid for any reason. If the indemnification does not cover an invalid waiver agreement please address the impact that this may have on the funds held in trust. Revise the disclosure throughout the prospectus regarding the significant limitations on the indemnification by these officers.

While the Company believes that it is unlikely that any vendor, prospective target business or other entity which has executed a waiver would assert a claim against the Company or that, if asserted, any such claim would be successful, it included such disclosure in response to what it understood to be an earlier request by the Staff to do so. Nevertheless, the Company is prepared to remove this language because it believes such a possibility is unlikely. Management has amended the side letter agreements to provide that the indemnifications will cover a situation where a waiver is deemed to be legally invalid or unenforceable. A redlined draft of such an agreement is attached hereto. The Company has added disclosure responsive to this comment throughout the Registration Statement.

8.                    On page 16, in the Risk Factor beginning “Our Stockholders may…” the staff note your statement that “[y]our stockholders could potentially be liable for any claims...” In light of the statement in this risk factor that management does not intend to comply with Rule 280, it appears that the disclosure should be revised to clarify that shareholders “will likely” be liable for claims beyond the three years. This comment is also applicable to your disclosure on page 17 and elsewhere in the prospectus as applicable.

The Company has revised the disclosure as requested by the Staff.

9.                    We note the statement on page 17 that “the likelihood that any claim that would result in any liability extending to the trust is minimal.”  Please reconcile with the risk factor on page 15. Revise similar disclosure on page 49 and elsewhere throughout the prospectus, as appropriate.

The Company has revised and reconciled the disclosure in the risk factors and elsewhere in the Registration Statement as requested by the Staff and removed the mitigating language disclosure.

Comparison to Offerings of Blank Check Companies, page 52

10.             Please provide a more detailed discussion and comparison of the timing for the return of investor funds following the dissolution of the company as it relates to your offering versus the requirements for a Rule 419 offering.

The Company has revised the disclosure per the Staff’s request, including a cross reference to the lengthy discussion relating to the timing of any return of investor funds contained in the “Proposed Business” section.

Management, page 55

11.             Please revise the paragraph beginning with “[i]n connection with the stockholder vote…”on page 61 to conform to Rule 462. For example, the statements “our existing stockholders will not have conversion rights with respect to shares acquired during or subsequent to this offering, except upon our liquidation ...” seems to conflict with the sentence immediately following, which states “[our existing stockholders] have agreed to waive their respective rights to participate in any liquidation including the liquidation of our trust account ....”

The Company has revised and reconciled the disclosure as it relates to the shares owned by the existing stockholders pre-IPO (no liquidation rights whatsoever) and any other shares owned by them, either purchased in the IPO or in the aftermarket (no right to convert if a business combination is consummated but the right to liquidation upon dissolution).

Exhibit 5.1

12.             Please note that because your warrants and purchase options are also considered contractual provisions your legality opinion should be revised to reference the state contract law covering the agreements.

We have revised the opinion per the Staff’s request. A redline of the draft opinion is attached.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Stuart Neuhauser
Stuart Neuhauser

cc:     Bruce Lederman

Eddy Hartenstein

Robert L. Meyers

Steven J. Cox

Lawrence N. Chapman

Henry Goldberg

Martin Gottlieb

Douglas Ellenoff

Michael Midura

Patricia Baldowski

Daniel Goldberg

David Eisler

Tina Prountzos